CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary


05006557

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

March 1, 2005

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549


PROCESSING
SECTION
RECEIVED
MAR 17 2005
179
SEC MAIL
WASH. D.C.

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.




PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds



CI Place, 151 Yonge St. Tenth Floor, Toronto, Ontario M5C 2W7
Telepho... -58... Toll Free: 1-800 822-0245
www.sky...

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending February 28, 2005

Toronto, February 14, 2005 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending February 28, 2005 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	February 28, 2005	March 14, 2005
Series B units	US$0.0417 per unit	February 28, 2005	March 14, 2005

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\feb05\rel-skylon-intl.dot

dlw 3/

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending February 28, 2005

Toronto, February 14, 2005 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending February 28, 2005 of $0.15625 per unit payable on March 14, 2005 to unitholders of record as at February 28, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\feb05\rel-skylon-highyield.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending February 28, 2005

Toronto, February 14, 2005 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending February 28, 2005 of $0.1458 per unit payable on March 14, 2005 to unitholders of record as at February 28, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending February 28, 2005

Toronto, February 14, 2005 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending February 28, 2005 of $0.1875 per unit payable on March 14, 2005 to unitholders of record as at February 28, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\feb05\rel-skylon-capital.dot

82-4994

SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending February 28, 2005

Toronto, February 14, 2005 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending February 28, 2005 of $0.0666 per unit payable on March 14, 2005 to unitholders of record as at February 28, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\feb05\rel-signature.dot

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, February 16, 2005 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending February 28, 2005 of $0.0625 per unit payable on March 14, 2005 to unitholders of record as at February 28, 2005.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\ddj\distrib\ddj-us\2005\feb05\feb05.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Indicative Distribution For Next Twelve Months

Toronto, February 24, 2005 – Skylon Growth & Income Trust (the "Trust") announces an indicative distribution for the following twelve months of $0.70 per unit ($0.05833 per month). This is based upon the prevailing market conditions and the Manager's estimate of distributable cash flow for the year.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Trust's portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\feb05\rel-skylon-growth2.doc



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces
Distribution For Month Ending February 28, 2005

Toronto, February 14, 2005 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending February 28, 2005 of $0.05833 per unit payable on March 14, 2005 to unitholders of record as at February 28, 2005.

The Trust's investment objectives are: (i) to provide unitholders with monthly [illegible] to endeavour to preserve capital throughout the life of the Trust; and [illegible] term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbo[illegible]

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\feb05\rel-skylon-growth.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending February 28, 2005

Toronto, February 14, 2005 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending February 28, 2005 of $0.1510 per unit payable on March 14, 2005 to unitholders of record as at February 28, 2005.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of t efficient monthly distributions consisting of capital gains and return of capital of $0.1510 p unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) endeavour to preserve and enhance the net asset value of the Trust in order to return at least th original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN. To pr additional liquidity, units of the Trust are also redeemable at the end of each calendar year f amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\feb05\rel-skylon-globalii.dot



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management reports sales and assets for January

TORONTO (February 1, 2005) – CI Fund Management Inc. ("CI") today reported that at January 31, 2005, it had fee-earning assets of $68.1 billion – a record for the company. That amount represents an increase of 0.3% from a month ago and an increase of $8 billion or 13.5% from one year ago.

Total fee-earning assets consisted of managed assets of $47.2 billion and administered/other assets of $20.9 billion. Managed assets included investment fund assets at CI Mutual Funds Inc. and Assante Wealth Management of $45.9 billion, labour-sponsored funds of $175 million and structured products and closed-end funds of $1.1 billion. Administered/other assets included institutional assets of $4.5 billion at BPI Global Asset Management LLP and $15.7 billion in assets at Assante and IQON Financial Management Inc. net of assets under management at Assante.

During the month, CI Mutual Funds had net sales of $39 million, consisting of net sales of $68 million in long-term funds and net redemptions of $29 million in money market funds. Assante had net sales of $2 million in its funds. Other assets, primarily Skylon Advisors Inc., had net redemptions of $114 million. Although the Skylon funds are closed-end funds, several allow investors to redeem their units at the net asset value on a specific date once per year. Overall, CI had total net redemptions of $73 million.

In January, independent fund research firm Morningstar Canada reported that there were 59 CI funds with the top five-star rating at December 31, 2004, more than double the total of a month earlier. This increase reflects the fact that a number of CI funds were launched in December 2001 and funds must have a minimum three-year track record to receive a Morningstar rating. As a result, CI continues to lead the industry in five-star funds, with more than twice as many as any other company. In addition, one Assante Artisan Portfolio has a five-star rating, while the Assante Optima Strategy Pools are not rated by Morningstar.

Funds with five-star ratings span CI's product lines and portfolio management teams and include CI Canadian Investment Fund managed by Kim Shannon, Signature Select Canadian Fund managed by Eric Bushell, CI Value Trust Sector Fund managed by Bill Miller, CI American Value Sector Fund managed by Bill Priest, and several funds in the CI Portfolio Series, a family of asset allocation funds.

Also in January, CI announced that its U.S. money management subsidiary, BPI Global Asset Management LLP of Orlando, Florida, entered into an agreement under which it will combine with Trilogy Advisors, LLC of New York. Trilogy is an employee-owned firm and a sub-advisor to a number of CI mutual funds. This will result in a larger, stronger global investment firm with greater resources devoted to managing the portfolios of a number of CI funds.

In connection with the agreement, CI has agreed to exchange its ownership interest in BPI for a share of the revenues of BPI's current institutional investment management business. BPI and Trilogy will continue to operate as separate entities under their respective names at least until their combination is fully completed, which is expected to occur by May 2005.



News Release

Further information about CI's assets and sales can be found below in the tables of unaudited statistics and at www.cifunds.com under "Financial Reports" in the Corporate section.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

CI FUND MANAGEMENT INC.
JANUARY 31, 2005
MONTH-END STATISTICS

MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$546	$478	$68
CI money market	50	79	-29
TOTAL CI Funds	$596	$557	$39
TOTAL Assante Funds	$99	$97	$2
TOTAL CI	$695	$654	$41
TOTAL Skylon/Other	$0	$114	-$114

FEE-EARNING ASSETS	Dec. 31/04 (millions)	Jan. 31/05 (millions)	% Change
CI mutual/segregated funds	$37,276	$37,540	0.7
Assante funds	8,336	8,353	0.2
	$45,612	$45,893	0.6
Managed labour-sponsored funds	174	175	0.6
Structured products/closed-end funds	1,239	1,143	-7.7
TOTAL Retail Managed Assets	$47,025	$47,211	0.4
Managed institutional	4,461	–	N/A
TOTAL Managed Assets	$51,486	$47,211	N/A
CI administered/other assets	696	5,153	N/A
Assante/IQON assets under administration (net of Assante funds)	15,745	15,745	0.0
TOTAL FEE-EARNING ASSETS	$67,927	$68,109	0.3

AVERAGE RETAIL MANAGED ASSETS	Dec. 31/04 (millions)	Jan. 31/05 (millions)	% Change
Monthly	$46,367	$46,623	0.6
Quarter-to-date	$46,367	$46,495	0.3
Fiscal year-to-date	$44,525	$44,791	0.6

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	294,435,047	Bank debt	$287
In-the-money options	7,170,695	In-the-money option liability (net of tax)	28
Percentage of all options	100%	Cash & marketable securities	(135)
All options % of shares	2.4%	Net Debt Outstanding	$175
Dividend yield at $17.42	3.4%	Terminal redemption value of funds (est)	$801



News Release

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
Executive Vice-President, Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
(416) 364-1145